SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DANA CORPORATION
(Name of Subject Company (Issuer))

DELTA ACQUISITION CORP.
ARVINMERITOR, INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

23581110
(CUSIP Number of Class of Securities)

Vernon G. Baker, II, Esq.
ArvinMeritor, Inc.
2135 West Maple Road
Troy, Michigan 48084
Telephone: (248) 435-1000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dennis J. Friedman, Esq.
Steven P. Buffone, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Ave.
New York, New York 10166
Telephone: (212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following materials are slides used in connection with a webcast presentation held on July 8, 2003 by ArvinMeritor, Inc.

ArvinMeritor & Dana Creating the Premier Automotive Supply Company July 8, 2003

Safe Harbor Statements THIS PRESENTATION IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DANA OR ARVINMERITOR. ARVINMERITOR INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION TENDER OFFER DOCUMENTS WITH RESPECT TO THE PROPOSED TENDER OFFER. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY ARVINMERITOR WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM ARVINMERITOR AT 2135 WEST MAPLE ROAD, TROY, MICHIGAN, 48084 ATTN: INVESTOR RELATIONS. This presentation contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. ArvinMeritor cannot provide assurances that the business combination described in this presentation will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the demand for commercial, specialty and light vehicles for which ArvinMeritor supplies products; risks inherent in operating abroad, including foreign currency exchange rates; availability and cost of raw materials; OEM program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of ArvinMeritor, its customers and suppliers; successful integration of acquired or merged businesses; achievement of the expected annual savings and synergies from past and future business combinations; competitive product and pricing pressures; the amount of ArvinMeritor's debt; the ability of ArvinMeritor to access capital markets; the credit ratings of ArvinMeritor's debt; the outcome of existing and any future legal proceedings, including any litigation with respect to the transaction, environmental or asbestos-related matters; as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in ArvinMeritor's Securities and Exchange Commission filings.

Transaction Terms and Timing $15.00 per share in cash 56% premium to Dana's share price on June 3, the last trading day before our original proposal was submitted 39% premium to Dana's 30-day average closing share price 25% premium to Dana's share price on July 7 Equity value of $2.2 billion Total transaction value of $4.4 billion1 ArvinMeritor will commence tender offer shortly Note: 1 Includes net debt and minority interest as of March 31, 2003 (Dana Credit Corporation ("DCC") accounted for on an equity basis)

ArvinMeritor & Dana-A Compelling Combination Creates a more dynamic and better positioned automotive supplier Diversified product mix Balanced customer base Global footprint Enhanced competitiveness will benefit customers and accelerate long-term growth Goes beyond cost-cutting to extend capabilities, technology, and markets Offers significant opportunity to eliminate redundancy and capture significant synergies Opportunity to create substantial value for both companies' shareowners Substantial premium to Dana shareowners Significant accretion to ArvinMeritor's earnings Management team with proven track record of operational excellence and successful large scale acquisition integration

Dramatic and Dynamic Industry Changes Customer consolidation Fierce competition among customers driven by overcapacity Global platforms and a shifting of R&D and other costs to suppliers raise "table stakes" Customers aggressively demand cost reductions from suppliers Industry return on capital unacceptable to public markets Strategically advantageous combination with Dana places the pro forma ArvinMeritor in a unique position to more successfully respond to industry dynamics

Logical Business Combination Top 5 global automotive supplier with over $17 billion in annual sales #3 in North America Complete drivetrain systems capability spanning from light vehicles to Class 8 trucks A leading, global commercial vehicle supplier One of the leading aftermarket suppliers Dana1 ArvinMeritor1 $9.6bn2 Sales $7.3bn Sales Notes: 1 LTM as reported as of March 31, 2003 2 DCC accounted for on an equity basis Light Vehicle OE 57% LV Aftermarket 23% Commercial Vehicles 33% Light Vehicle OE 54% Commercial Vehicles 19% LV Aftermarket 11%

Financial Highlights The proposed transaction would create a top 5 global automotive supplier

Complementary Markets and Customers Source: SEC Filings Notes: 1 LTM as reported as of March 31, 2003 2 Excluding DCC 3 For respective 2002 fiscal years as reported 4 Includes all major auto and heavy vehicle/off-highway OEM's Markets1,2 Customers3

Diversified Product Mix Brakes and ABS Electronic Controls Truck Drive Axles Truck Front Axles Trailer Axles Specialty Vehicle Axles Transaxles Transmissions Torque Converters Drivelines Drive Shafts Non-Drive Shaft Axles Clutch Actuation Ride Control Systems Steering & Suspension Systems Undercarriage Structures Tire Monitoring Wheels Access Control Door Systems Roof Systems Vacuum Actuators Gas Spring Actuators Brakes Chassis Products Electric Trailer Brakes Engine Components Exhaust Filters Ride Control Camshafts Cooler Liner Cylinder Liners Engine Bearings Engine Oil & Engine Cooler Air & Emission Systems Fuel Cooler and Liner Gaskets Heat Shields Piston Rings Power Steering Pumps, Cooler Sealing Modules Transmission Pumps Combination creates an unparalleled product portfolio and unique systems competency Drive Train Systems Aperture Systems Aftermarket Engine, Emissions & Fluid Systems Complete undercarriage and drivetrain systems to serve the light and commercial vehicle industries

Powerful Synergy Potential In the range of $200 million in annual cost synergies Facilities optimization Procurement leverage and best practices Redundant corporate services/infrastructure Other general and administrative redundancy Selling and marketing overlap Working capital and fixed asset reduction Accelerates long-term revenue growth Proven track record of delivering synergies

Benefits from Implementing Best Practices Opportunity to improve Dana performance metrics

Financially Attractive to All Shareowners Dana Shareowners ArvinMeritor Shareowners Attractive premium All-cash consideration Sure thing. Here and now Significantly accretive to ArvinMeritor's earnings in the first year after closing Maintain dividend Pro forma ArvinMeritor is a stronger, better-positioned company with attractive long- term financial prospects Compelling transaction for the shareowners of both companies

Transaction Financing Plan Purchase of Dana shares for $2.2 billion in cash Dana net debt and minority interest assumed of $2.2 billion1 Post-closing transaction financing package to consist of: New, largely unutilized revolving credit facility Term bank debt Accounts receivable securitization High yield bonds Financing to be provided by major relationship banks Note: 1 As of March 31, 2003 (DCC accounted for on an equity basis)

Approximate Capitalization Higher debt levels but conservative liquidity/maturity profile Existing debt has long-dated maturities Less than $800 million of existing term debt matures through 2008 Transaction term debt to consist of financings with maturities between five and ten years Committed to restoring investment grade rating while maintaining dividend

Transaction Highlights Strategically advantageous combination Creates strong global player Necessary step to compete and thrive in dynamic industry Creates more cost efficient competitor Creates substantial value for both Dana and ArvinMeritor shareowners Achievable financing plan with commitment to improve credit ratios Proven track record of delivering value and successful integration Benefits shareowners, employees and customers of both companies